December 27, 2007

Mail Stop 4561

Mr. Mark D. Gainer
Chairman, President, & Chief Executive Officer
Union National Financial Corporation
570 Lausch Lane
Lancaster, Pennsylvania 17601

Re: Union National Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 28, 2007
Forms 10-Q for Fiscal Quarters Ended March 31, 2007,
June 30, 2007, & September 30, 2007
File Number: 000-19214

Dear Mr. Gainer:

        We have reviewed your filings and have the following comments. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, filed March 28, 2007

Exhibit 13

Note 20 – Subsequent Event, page 27

1.   We note your disclosure that in January 2007, you decided to de-leverage your
        Balance Sheet and as a result sold approximately $66M of securities for the
        purpose of paying down $48.755M in FHLB debt as well as other short-term
        borrowings. As a result of this de-leveraging, you recognized a pre-tax $520K
        loss and incurred prepayment penalties of $31K. Please address the following:

        •   tell us the specific securities sold in January 2007 and how you determined
            which securities in your portfolio would be sold;
        •   tell us the dates these securities were purchased, how long they had been in an
            unrealized loss position, and the unrealized loss position for these securities
            for each quarterly and annual period subsequent to each purchase;
        •   tell us the involvement, if any, that the engagement of S.R. Snodgrass, A.C.
            had on your decision to de-leverage your Balance Sheet;
        •   provide us with a timeline of the facts and circumstances related to your
            decision to sell these securities in January 2007. Include all important
            meetings and explain the actions taken during the decision making process
            and provide us with the applicable presentations and minutes of all applicable
            board of directors meetings, asset and liability committee meetings and any
            other pertinent meetings in which the decision to sell the securities was
            discussed; and
        •   tell us, in detail, how you considered whether you were required to record an
            other-than-temporary loss related to these securities which were in an
            unrealized loss position as of December 31, 2006. Specifically tell us how the
            subsequent sale of these securities resulted in you having the intent and ability
            to hold these securities to the earlier of recovery of losses or maturity as
            required by SAB Topic 5M.

Form 10-Q, filed August 14, 2007

Note 7 – Impairment Charge on Investment Security, page 7

2.   We note your disclosure that during the second quarter of 2007 you recorded an
        other-than-temporary loss for a security. You also disclose that your
        determination to record this other-than-temporary loss was the result of the

amount by which, and the length of time for which the market value has been less than cost. Please tell us the following:

- the specific security for which you recorded an other-than-temporary loss;
- the date this security was purchased;
- how long it had been in unrealized loss position;
- the unrealized loss position of this security for each quarterly and annual period subsequent to the purchase;
- how you considered the financial condition and near-term prospects of the issuer for each current and prior period, including any specific events which may have existed or occurred previously which influenced your decision to record and other-than-temporary loss; and
- provide us with a timeline of the facts and circumstances related to your decision to record an other-than-temporary loss on this security during the second quarter of 2007. Include all important meetings and explain the actions taken during the decision making process and provide us with the applicable presentations and minutes of all applicable board of directors meetings, asset and liability committee meetings and any other pertinent meetings in which the decision to record an other-than-temporary impairment was discussed.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief